Ross Law Group, pllc

1430 Broadway, Suite 1804

New York, NY 10018

United States

+1 212 884 9333

www.RossLawGroup.co

Gary J. Ross, Esq.	Email: Gary@RossLawGroup.co

December 5, 2022

Nicholas Nalbantian

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

100 F Street NE

Washington, DC 20549

Re:	Skybound Holdings LLC (f/k/a Mr. Mango LLC)
Amendment No. 1 to Offering Statement on Form 1-A
Filed October 31, 2022
File No. 024-11950

Dear Mr. Nalbantian:

Thank you for your call last Friday, December 2, 2022. As discussed, on December 1, 2022, Mr. Mango LLC formally changed its name to Skybound Holdings LLC. Concurrent with this correspondence, Skybound Holdings LLC (f/k/a Mr. Mango LLC) (the “Company”) is filing Amendment No. 2 of the Company’s offering statement on Form 1-A (“Amendment No. 2”). The Certificate of Amendment changing the Company’s name from Mr. Mango LLC to Skybound Holdings LLC has been certified by the Delaware Secretary of State and is filed with Amendment No. 2 as Exhibit 2.1. The Company has also described its name change in the “Summary of Offering” and “Description of Business” sections of Amendment No. 2 and the financial statements within the document also reflect the recent name change.

If you have any questions or comments concerning the foregoing, or require any further information, please contact me at the number or email above.

Very truly yours,

ROSS LAW GROUP, PLLC

/s/ Gary J. Ross
Gary J. Ross

cc:	Ned Sherman (via email)